UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________to_________________

Commission file number 1-11530

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Taubman Company and Related Entities Employee Retirement Savings Plan.

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Taubman Centers, Inc.,
200 East Long Lake Road,
Suite 300, P.O. Box 200,
Bloomfield Hills, Michigan 48304-2324.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

Financial Statements as of
December 31, 2009 and 2008, and
for the Year Ended December 31, 2009,
Supplemental Schedule as of December 31, 2009,
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                                          1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008,
AND FOR THE YEAR ENDED DECEMBER 31, 2009:

Statements of Net Assets Available for Benefits                                                                                                                 2
Statement of Changes in Net Assets Available for Benefits                                                                                              3
Notes to Financial Statements                                                                                                                                                 4 - 10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009 -

Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets
(held at end of year)                                                                                                                                                                 11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
June 4, 2010

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2009	2008
ASSETS:
Investments at fair value (Notes 3 and 4)	$101,316,798	$85,595,181
Contributions receivable from participants	-	96,438
Contributions receivable from employer	-	103,211
Net assets available for benefits at fair value	101,316,798	85,794,831

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(453,469)	292,248

NET ASSETS AVAILABLE FOR BENEFITS	$100,863,329	$86,087,078

See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

NET ASSETS AVAILABLE FOR BENEFITS AT THE BEGINNING OF THE YEAR	$86,087,078

ADDITIONS:
Participant contributions	3,994,706
Employer contributions	2,747,081
Investment income-
Interest and dividends	2,516,059
Net appreciation in fair value of investments (Note 3)	13,892,126
Loan interest income	94,376
Other income	248
Total additions	23,244,596

DEDUCTIONS-
Benefit payments and withdrawals	8,468,345
Total deductions	8,468,345

NET ASSETS AVAILABLE FOR BENEFITS AT THE END OF THE YEAR	$100,863,329

See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

1.      THE PLAN

The Taubman Company and Related Entities Employee Retirement Savings Plan (Plan) is designed to enable certain employees of the participating companies to systematically save funds to supplement their retirement incomes through salary reduction agreements. The Plan has been amended and restated several times, the latest restatement being January 1, 2007, to comply with tax regulations and enhance benefits.

In December 2008, the Plan was amended to clarify certain roles and responsibilities of the Board of Directors of Taubman Centers, Inc. and its Compensation Committee in overseeing, managing, amending, and/or revoking the Plan, as well as to make certain other administrative and technical clarifications.  In March 2009, the Plan was further amended to reduce participants' eligibility period for matching contributions to 90 days from one year, effective April 1, 2009.

The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Related Entities - These are affiliated companies, which have approved the Plan and have been accepted for participation by The Taubman Company (Company).

Participants - Employees of the Company and Related Entities become participants if they are not covered by a collective bargaining agreement, are 21 years old, and have completed their probationary period.  Entry is permitted monthly on the first day of the month following 90 consecutive days of employment.  An individual who is employed as an on-call or temporary employee is eligible to participate in the Plan if the individual completes 1,000 hours of service in a Plan year.  As of December 31, 2009 and 2008, there were 896 and 879 participants, respectively, in the Plan.

Basic Employee Contributions - A participant who elects to contribute to the Plan may make basic contributions from 3% to 25% of compensation, subject to the limitations specified in the Plan and by tax regulations.  The maximum contribution of 25% is subject to the results of the actual deferral percentage test as defined in the Plan and, therefore, can vary from year to year. Effective October 1, 2002, all employees who are eligible to make employee contributions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Internal Revenue Code.  In addition, contributions may be rolled over from other qualified pension or profit-sharing plans. No after-tax contributions are permitted.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

Employer Matching and Supplemental  Contributions – A  participant is eligible to receive Employer Matching Contributions and Employer Supplemental Contributions on the first day of the month after the employee completes 90 days of service (prior to April 1, 2009, one year of service was required to be eligible for these employer contributions).  A monthly employer matching contribution and supplemental contribution, subject to the limitations specified in the Plan and by tax regulations, is made by the applicable participating company.  The amount contributed is based on the employee contribution percentage according to the following schedule:

Employee Contribution Percentage	Employee Contribution Percentage
0%	2%
3	3
4	4
5	5
6	6
7 or more	7

The Company also makes an employer contribution for participants whose total compensation exceeds the Social Security wage base (up to a maximum 2% of such “excess” compensation) subject to limitations specified in the Plan by tax regulations.

Vesting - Other than employer contributions, participant account balances are 100% vested.  Employer contributions are vested as follows:

Full Years of Service	Vesting Percentage
1	10%
2	30
3	50
4	70
5 or more	100

Participants receive a year of vesting service as of each anniversary of their hire date.  The employee becomes fully vested at retirement age, defined by the Plan as age 65, or upon death or disability or a change of control of the Company (as defined in the Plan) while employed.

Forfeitures - Nonvested contributions become forfeitable at the point the participant terminates employment. At the earlier of the date the terminated participant takes a distribution of his vested Plan account monies or a five-year break in company service, the forfeitable amount is forfeited.  Forfeitures reduce the cash required by the participating companies to fund their contributions.  Forfeitures arising from the termination of participants who are not fully vested at the time of their termination are allocated as part of the matching contributions for the plan year.  Forfeitures were $85,523 in 2009.

Allocations - Each participant's account is credited with the participant's and employer contributions and allocations of investment earnings. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Participant accounts are valued daily.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

Participant Loans - A participant may have a maximum of two loans, with only one obtained during any 12 month period, at rates so stipulated by the Plan's administrative committee.  The minimum loan amount is $500.  The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the loan is granted.  Plan earnings are not allocated to the portion of the participant's account balance borrowed.  However, interest paid by the participant is credited to the individual participant's account balances.  A loan must be repaid within 5 years, with the exception that a loan to acquire a principal residence may be repaid over 10 years.  Loans are repaid through automatic payroll deductions.

Withdrawals - A participant may withdraw at any time an amount, if any,  from his prior voluntary after-tax contribution balance, rollover balance, or prior Company “profit sharing” contributions balance. A participant who has attained age 65 may also withdraw all types of amounts credited to his Plan account.

Once during any 12 month period, a participant may request a hardship withdrawal from his employee contribution account or, if fully vested, his employer contribution accounts as defined in the Plan.  The hardship withdrawal must be approved by the administrative committee and, once permitted, the participant cannot contribute to the Plan during the following 6 months.

Benefit Payments - A participant's account becomes payable in a lump sum following termination of employment as soon as the paperwork is submitted to the record keeper.  If the participant is disabled or has attained age 59 ½, benefits over $1,000 are payable in a lump sum, or, alternatively, fixed periodic payments, as selected by the participant and subject to the Plan’s specified period maximums.  All vested benefits transfer to beneficiaries upon death of the participant.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments - The investments of the Plan are stated at fair value, with the exception of the Vanguard Retirement Savings Trust. The investment in the Vanguard Retirement Savings Trust is stated at fair value with the related adjustment amount to/from contract value disclosed in the Statements of Net Assets Available for Benefits as required by the accounting requirements for fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the Vanguard Retirement Savings Trust.  See Note 4 for further information regarding valuation of the Plan’s investments.

Net Appreciation/Depreciation on Investments - Includes net unrealized gains and losses in accordance with the policy of stating investments at fair value.

Payment of Benefits - Benefits are recorded when paid.

Security Transactions - Purchases and sales are accounted for on the trade date.  Interest and dividend income are reported as earned on an accrual basis.  Net gains and losses are computed using the average cost.

Administrative Expenses – Administrative expenses of the Plan are paid by the participating companies.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.  The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

3.      INVESTMENTS

Vanguard Fiduciary Trust Company is the Plan Trustee.  Vanguard Group of Investment Companies, as agent for the Plan Trustee, is the record-keeper and provider of investment funds for the Plan.    The Plan enters into transactions with parties-in-interest such as trustees or fund managers.  With the exception of  the Participant Loans, the following Plan investments are held by Vanguard, the fund manager and trustee.  Investments are summarized by category in the following table, with investments representing 5% or more of the Plan's net assets at the beginning of the year separately identified.
	December 31
	2009		2008
Investments at fair value:
Retirement Savings Trust	$20,976,315	*	$22,354,664	*

Company Stock – Taubman Stock Fund	$3,315,299		$2,234,882

Registered Investment Companies:
Bond -
Total Bond Market Index Fund Investor	$8,792,919	*	$8,808,547	*
Inflation Protected Securities Fund Investor Shares	59,519		-
Balanced -
Wellington Fund Investor	11,129,610	*	9,298,905	*
Domestic Equity:
500 Index Fund Signal Shares	19,811,130	*	17,497,906	*
Explorer Fund Investor	3,882,848		2,687,516
Small-Cap Index Fund Investor	2,993,835		2,230,359
Target Retirement 2005 Fund	16,402		62,496
Target Retirement 2010 Fund	199,808		218,967
Target Retirement 2015 Fund	2,990,459		2,045,412
Target Retirement 2020 Fund	1,139,076		557,027
Target Retirement 2025 Fund	1,831,613		617,729
Target Retirement 2030 Fund	605,513		375,619
Target Retirement 2035 Fund	382,358		151,619
Target Retirement 2040 Fund	286,645		75,367
Target Retirement 2045 Fund	150,786		47,805
Target Retirement 2050 Fund	116,935		179,877
Target Retirement Income	376,633		100,883
Growth Index Fund Investor	5,104,471	*	3,639,816
Extended Market Index Fund Investor	2,516,395		1,801,519
Value Index Fund Investor	3,321,938		2,350,645
Foreign Equity -
International Growth Fund Investor	6,420,727	*	4,364,560	*
REIT Portfolio - REIT Index Fund Investor	3,192,903		2,480,668
Prime Money Market Fund	56,954		-
Total Registered Investment Companies	$75,379,477		$59,593,242

Participant Loans	1,645,707		1,412,393
	$101,316,798		$85,595,181

* Represents 5% or more of net assets available for benefits.
The contract value of the Retirement Savings Trust was $20,522,846 and $22,646,912 as of December 31, 2009 and 2008, respectively.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

Net appreciation (depreciation) in fair value of investments (including investments bought, sold, and held) for the year ended December 31, 2009 is as follows:

Bond -
Total Bond Market Index Fund Investor	$132,875
Inflation Protected Securities Fund Investor Shares	(1,920)
Balanced -
Wellington Fund Investor	1,632,591
Domestic Equity:
500 Index Fund Signal Shares	3,671,111
Explorer Fund Investor	1,022,050
Small-Cap Index Fund Investor	752,390
Target Retirement 2005 Fund	2,168
Target Retirement 2010 Fund	25,566
Target Retirement 2015 Fund	408,056
Target Retirement 2020 Fund	160,351
Target Retirement 2025 Fund	161,166
Target Retirement 2030 Fund	106,222
Target Retirement 2035 Fund	67,685
Target Retirement 2040 Fund	50,122
Target Retirement 2045 Fund	20,060
Target Retirement 2050 Fund	(20,020)
Target Retirement Income	23,337
Extended Market Index Fund Investor	615,187
Value Index Fund Investor	483,270
Growth Index Fund Investor	1,276,561
Foreign Equity -
International Growth Fund Investor	1,613,841
REIT Portfolio - REIT Index Fund Investor	627,190
Company Stock - Taubman Stock Fund	1,062,267
$13,892,126

4.	FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted new accounting requirements relating to the measurement of fair value.  These requirements define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The accounting standards for fair value measurements also establish a hierarchy for measurements of fair value as follows:

•	Level 1 - quoted market prices in active markets for identical assets or liabilities
•
Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

•	Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

As of December 31 2009 and 2008, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair Value Measurements as of December 31, 2009, Using Input Type
	Level 1	Level 2	Level 3	Total
Investments in Registered Investment Companies	$75,379,477	-	-	$75,379,477
Taubman Stock Fund	3,315,299	-	-	3,315,299
Vanguard Retirement Savings Trust	-	20,976,315	-	20,976,315
Participant Loans	-	-	1,645,707	1,645,707
Total	$78,694,776	$20,976,315	$1,645,707	$101,316,798

	Fair Value Measurements as of December 31, 2008, Using Input Type
	Level 1	Level 2	Level 3	Total
Investments in Registered Investment Companies	$59,593,242	-	-	$59,593,242
Taubman Stock Fund	2,234,882	-	-	2,234,882
Vanguard Retirement Savings Trust	-	22,354,664	-	22,354,664
Participant Loans	-	-	1,412,393	1,412,393
Total	$61,828,124	$22,354,664	$1,412,393	$85,595,181

The Plan employs the following approaches in valuing its investments:

•	Investments in registered investment companies are valued using quoted market prices, as all have active markets.
•
The Taubman Stock Fund consists of common stock of Taubman Centers, Inc. and cash and/or money market investments sufficient to help accommodate daily transactions and is valued using quoted market prices.

•
The Vanguard Retirement Savings Trust is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust.   The underlying investments of the Master Trust are primarily in pools of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond and securities trusts, and mutual funds.  The investments of the Master Trust are valued based on the aggregate market values of the applicable bonds, bond and securities trusts, and other investments.

•	Participant loans are valued at their outstanding balances, which approximates fair value.

Below is a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009:

Participant Loans
Balance as of January 1, 2009	$1,412,393
Issuances, repayments, and settlements, net	233,314
Balance as of December 31, 2009	$1,645,707

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

5.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.  In accordance with the Plan, if a participating company withdraws from or terminates the Plan as to its employees, all employees of such company will become fully vested in their contribution account balances.  In the event of termination, the administrative committee, in its sole discretion, may direct payment of such amounts in cash, in assets of the Plan, or in the form of immediate or deferred payment annuity contracts.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 12, 2009, that the Plan, as amended and restated effective as of January 1, 2007 and subsequently amended in March 2007, meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Internal Revenue Code.  Although the Plan has been amended subsequent to the dates covered by this determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

7.   RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  These transactions are, however, exempt from ERISA’s prohibited transaction rules by virtue of a Class Exemption issued by the Department of Labor.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i	Employer Number 38-3081510
AS OF DECEMBER 31, 2009	Plan Number 001

NAME OF ISSUER	NAME OF INVESTMENT	CURRENT VALUE

* Vanguard	Retirement Savings Trust	$20,976,315
* Vanguard	500 Index Fund Signal Shares	19,811,130
* Vanguard	Wellington Fund Investor	11,129,610
* Vanguard	Total Bond Market Index Fund Investor	8,792,919
* Vanguard	International Growth Fund Investor	6,420,727
* Vanguard	Growth Index Fund Investor	5,104,471
* Vanguard	Explorer Fund Investor	3,882,848
* Vanguard	REIT Index Fund Investor	3,192,903
* Vanguard	Value Index Fund Investor	3,321,938
* Taubman Centers, Inc.	Taubman Stock Fund	3,315,299
* Vanguard	Small-Cap Index Fund Investor	2,993,835
* Vanguard	Extended Market Index Fund Investor	2,516,395
* Vanguard	Target Retirement 2005 Fund	16,402
* Vanguard	Target Retirement 2010 Fund	199,808
* Vanguard	Target Retirement 2015 Fund	2,990,459
* Vanguard	Target Retirement 2020 Fund	1,139,076
* Vanguard	Target Retirement 2025 Fund	1,831,613
* Vanguard	Target Retirement 2030 Fund	605,513
* Vanguard	Target Retirement 2035 Fund	382,358
* Vanguard	Target Retirement 2040 Fund	286,645
* Vanguard	Target Retirement 2045 Fund	150,786
* Vanguard	Target Retirement 2050 Fund	116,935
* Vanguard	Target Retirement Income	376,633
* Vanguard	Inflation Protected Securities Fund Investor Shares	59,519
* Vanguard	Prime Money Market Fund	56,954

* 197 loans to 138 participants	Participant borrowings against their individual account balances, interest rates from 4.25% to 9.25%, and maturing through November 2019	1,645,707	**

Total		$101,316,798

* Denotes party-in-interest

** Participant loans are valued at their outstanding balances, which approximates fair value.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the 4th day of June, 2010.

 THE TAUBMAN COMPANY AND RELATED
 ENTITIES EMPLOYEE RETIREMENT
 SAVINGS PLAN

By:  Vanguard Fiduciary Trust Company,
as Trustee:

By: /s/ Dennis Simmons
______________________________

Its:  Principal
_____________________________

EXHIBIT INDEX

     Exhibit
     Number                         Description

23           --         Consent of KPMG LLP